KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2

Attention: Compliance Branch, Capital Markets Regulation Division

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary AB T2P 3C4

Attention: Executive Director

Ontario Securities Commission
Suite 800
20 Queen Street West
Toronto ON M5H 3S8

Attention: Corporate Finance Department

February 11, 2005

Dear Sirs/Mesdames

Change of Auditor of American Bonanza Gold Mining Corp. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated February 11, 2005 given by the Company to ourselves and Tony M. Ricci Inc.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours very truly

Chartered Accountants

Guy Elliott
Partner
604 691-3126

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